Exhibit 99.3 - Form 52-109 FM2 Certifications by Chief Executive Officer and Chief Financial Officer of Quarterly Report

                                 Form 52-109FM2
                    MODIFIED CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Kirk K. Mandy, President and Chief Executive Officer of Zarlink Semiconductor Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zarlink Semiconductor Inc. for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers' other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

                 Date:                 July 27, 2006
                      ---------------------------------------------

                                                      /s/ KIRK K. MANDY
                                                     ---------------------------
                                                      Kirk K. Mandy
                                                      President and Chief
                                                      Executive Officer

                                 Form 52-109FM2
                    MODIFIED CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Scott Milligan, Senior Vice-President of Finance and Chief Financial Officer of Zarlink Semiconductor Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zarlink Semiconductor Inc. for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers' other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

                 Date:                 July 27, 2006
                      ---------------------------------------------

                                                      /s/ SCOTT MILLIGAN
                                                     ---------------------------
                                                     Scott Milligan
                                                     Senior Vice-President of
                                                     Finance and Chief
                                                     Financial Officer


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